NEWS RELEASE

INTEROIL RESPONDS TO ALLEGATIONS

Cairns, Australia and Houston, TX -- March 29, 2010 -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC) believes that allegations made in an article concerning certain litigation which has been ongoing in Texas since 2005, have been raised now in an attempt to divert attention from the successful operations of the company.  Operations conducted by the company which were evaluated by independent engineering evaluations consultants, GLJ Petroleum Consultants Ltd., resulted in an increase in our gross best case contingent resources estimate by 889 million barrels of oil equivalent resources, to a revised total of 8.2 tcf of natural gas and 156 million barrels of condensate, in the past fiscal year.  The article was timed to benefit recent short selling activities.  The “short” interest in InterOil increased to 3,548,056 shares in mid-March.

InterOil's policy is to not provide commentary on ongoing litigation beyond the description of it appropriately and consistently set forth in our Annual Information Statement and Form 40-F available on our website or from the SEC.  In our Annual Information Form (AIF), filed on March 1, 2010 the Company continued to disclose that Company's Chief Executive Officer, Phil Mulacek, and his controlled entities Petroleum Independent & Exploration Corporation and P.I.E. Group, LLC, together with the Company and certain of its subsidiaries, are defendants in Todd Peters, et. al. v. Phil Mulacek et. al.; Cause No. 05-040-03592-CV; pending in the 284th District Court of Montgomery County, Texas (see page 43).  Appropriate details concerning this long running action are provided.

InterOil and its subsidiaries were not party to, nor otherwise involved in, the Nikiski Partners filing referenced in the article.

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.
InterOil News Release

InterOil’s common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil:
Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: +1-281-292-1800	Phone: +61 7 4046 4600

Media Contact for InterOil:
Andrea Priest/Ed Trissel
Joele Frank, Wilkinson Brimmer Katcher
Phone: +1-212-355-4449

Resource Information
InterOil currently has no production or reserves as defined in Canadian NI 51-101 or under the definitions established by the United States Securities and Exchange Commission. The resources information set forth in this press release is based on the GLJ Report and is a summary of information to be included in the Statement of Resources and Other Oil and Gas Information of InterOil for the year ended December 31, 2009, which will be prepared in accordance with NI 51-101 and will be included in InterOil’s annual information form for the year ended December 31, 2009, a copy of which will be filed on SEDAR (www.SEDAR.com) and on InterOil’s website (www.interoil.com).

Contingent resources are those quantities of natural gas and condensate estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. The economic status of the resources is undetermined and there is no certainty that it will be commercially viable to produce any portion of the resources. The following contingencies must be met before the resources can be classified as reserves:
•	Sanctioning of the facilities required to process and transport marketable natural gas to market.
•	Confirmation of a market for the marketable natural gas and condensate.
•	Determination of economic viability.

Although a final project has not yet been sanctioned, pre-Front End Engineering and Design (FEED) studies are ongoing for liquid natural gas (LNG) and condensate stripping operations as options for monetization of the gas and condensate.

The “low” estimate is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. With the probabilistic methods used, there should be at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate. The “best” estimate is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. With the probabilistic methods used, there should be at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate. The “high” estimate is considered to be an optimistic estimate of the quantity that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. With the probabilistic methods used, there should be at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate.

The accuracy of resource estimates are in part a function of the quality and quantity of the available data and of engineering and geological interpretation and judgment. Other factors in the classification as a resource include a requirement for more delineation wells, detailed design estimates and near term development plans. The size of the resource estimate could be positively impacted, potentially in a material amount, if additional delineation wells determined that the aerial extent, reservoir quality and/or the thickness of the reservoir is larger than what is currently estimated based on the interpretation of the seismic and well data. The size of the resource estimate could be negatively impacted, potentially in a material amount, if additional delineation wells determined that the aerial extent, reservoir quality and/or the thickness of the reservoir are less than what is currently estimated based on the interpretation of the seismic and well data.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ration of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

InterOil News Release

Forward-Looking Statements
This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular statements concerning drilling and testing of the Antelope-2 well and the drilling and testing of an associated horizontal well. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors described in the company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2009 on Form 40-F and its Annual Information Form for the year ended December 31, 2009.  In particular, there is no guarantee that further issues will not be encountered or that the Company will be able to complete the horizontal well within the time anticipated or at all.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com, including in particular the risk factors discussed in the Company’s filings.

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.

InterOil News Release